

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Neill P. Reynolds
Executive Vice President and Chief Financial Officer
Wolfspeed, Inc.
4600 Silicon Drive
Durham, North Carolina 27703

> **Re: Wolfspeed, Inc.**
> **Form 10-K for the Fiscal Year Ended June 26, 2022**
> **Filed August 22, 2022**
> **File No. 001-40863**

Dear Neill P. Reynolds:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing